November 21, 2017

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549

U.S.A.

Re:	Kyocera Corporation

Form 20-F for Fiscal Year Ended March 31, 2017

Filed June 28, 2017

File No. 1-07952

Dear Ms. Blye:

We are writing regarding your recent letter dated November 14, 2017 with respect to our annual report on Form 20-F filed on June 28, 2017. We are in the process of compiling responses to the comments set forth in your letter and will submit the response letter as soon as practicable, which we expect will be by December 8, 2017. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group
Kyocera Corporation

cc:	Mr. Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Division of Corporation Finance

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Mr. Hideo Tanimoto

Representative Director and President

Kyocera Corporation

Mr. Izumi Akai, Esq.

Mr. Keiji Hatano, Esq.

Mr. Bryce W. Gray, Esq.

Sullivan & Cromwell LLP